CUSIP NO. 205859101	13D	Page 1 of 31

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Comverge, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205859101

(CUSIP Number)

Phyllis Reid
EnerTech Capital
700 Building, 435 Devon Park Drive
Wayne, PA 19087
(610) 977-7534

________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205859101	13D	Page 2 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners, L.P. (“ECP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
122,885 shares directly held by ECP, except that EnerTech Management, L.P. (“EM”), the general partner of ECP, EnerTech Management Company, L.P. (“EMC”), the general partner of EM, and  EnerTech Management Company Manager LLC (“EMCM”), the general partner of EMC, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EMCM, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
122,885 shares directly held by ECP, except that EM, the general partner of ECP, EMC, the general partner of EM, and EMCM, the general partner of EMC, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EMCM, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,885 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 3 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management, L.P. (“EM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,885 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole voting power over the shares held by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 122,885 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole dispositive power over the shares held by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,885 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 4 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company L.P. (“EMC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION\ Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,885 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole voting power of the shares held by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 122,885 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole dispositive power over the shares held by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,885 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 5 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company Manager LLC (“EMCM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,885 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole voting power over the shares held directly by ECP.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 122,885 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole dispositive power over the shares held directly by ECP.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,885 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 6 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Holding Company L.P. (“ECHC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
3,188 shares directly held by ECHC, except that EnerTech Capital Holding Company Manager LLC (“ECHCM”), the general partner of ECHC, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”) and William G. Kingsley (“Kingsley”), the members of the executive board of ECHCM, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
3,188 shares directly held by ECHC, except that ECHCM, the general partner of ECHC, may be deemed to have sole dispositive power, and Ungerer and Kingsley, the members of the executive board of ECHCM, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,188 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 7 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Holding Company Manager LLC (“ECHCM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,188 shares directly held by ECHC. ECHCM is the general partner of ECHC and may be deemed to have sole voting power over the shares held by ECHC.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 3,188 shares directly held by ECHC. ECHCM is the general partner of ECHC and may be deemed to have sole dispositive power over the shares held by ECHC.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,188 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 8 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners II, L.P. (“ECP II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
2,317,290 shares directly held by ECP II, except that ECP II Management L.P. (“EM II LP”), the general partner of ECP II, and  ECP II Management LLC (“EM II LLC”), the general partner of EM II LP, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,317,290 shares directly held by ECP II, except that EM II LP, the general partner of ECP II, and  EM II LLC, the general partner of EM II LP, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,290 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 9 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management L.P. (“EM II LP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,317,290 shares directly held by ECP II. EM II LP is the general partner of ECP II and may be deemed to have sole voting power over the shares held by ECP II.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,317,290 shares directly held by ECP II. EM II LP is the general partner of ECP II and may be deemed to have sole dispositive power over the shares held by ECP II.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,290 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 10 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Interfund L.P. (“EI II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
88,394 shares, except that ECP II Management LLC (“EM II LLC”), the general partner of EI II, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EM II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
88,394 shares, except that EM II LLC, the general partner of EI II, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to dispose these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,394 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 205859101	13D	Page 11 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management LLC (“EM II LLC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
2,405,684 shares, of which 2,317,290 shares are owned directly by ECP II and 88,394 shares are owned directly by EI II. EM II LLC is the general partner of EM II LP and the general partner of EI II and may be deemed to have sole voting power over the shares held by ECP II and EI II.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

2,405,684 shares, of which 2,317,290 shares are owned directly by ECP II and 88,394 shares are owned directly by EI II. EM II LLC is the general partner of EM II LP and the general partner of EI II and may be deemed to have sole dispositive power over the shares held by ECP II and EI II.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,684 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 205859101	13D	Page 12 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott B. Ungerer (“Ungerer”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1274 shares.
8

SHARED VOTING POWER
2,531, 757 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II, 122,885 shares are directly owned by ECP and 3, 188 shares are directly owned by ECHC. Ungerer, a member of the executive boards of EM II LLC, EMCM and ECHCM. may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 1274 shares.
10

SHARED DISPOSITIVE POWER
2,531,757 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II, 122,885 shares are directly owned by ECP and 3, 188 shares are directly owned by ECHC. Ungerer, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2, 533,031 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 13 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William G. Kingsley (“Kingsley”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
2,531, 757 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II, 122,885 shares are directly owned by ECP and 3, 188 shares are directly owned by ECHC. Kingsley, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
2,531, 757 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II, 122,885 shares are directly owned by ECP and 3, 188 shares are directly owned by ECHC. Kingsley, a member of the executive boards of EM II LLC, EMCM and ECHCM may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,531, 757 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 14 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Keith (“Keith”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
2,528,569 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II and 122,885 shares are directly owned by ECP.  Keith, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
2,528,569 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II and 122,885 shares are directly owned by ECP. Keith, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,528,569 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 205859101	13D	Page 15 of 31

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark J. DeNino (“DeNino”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8

SHARED VOTING POWER
2,528,569 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II and 122,885 shares are directly owned by ECP. DeNino, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10

SHARED DISPOSITIVE POWER
2,528,569 shares, of which 2,317,290 shares are owned directly by ECP II, 88,394 shares are owned directly by EI II and 122,885 shares are directly owned by ECP. DeNino, a member of the executive boards of EM II LLC and EMCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,528,569 shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock of Comverge. The principal executive offices of Comverge are located at 120 Eagle Rock Avenue, Suite 190, East Hanover, NJ 07936.

Item 2.  Identity and Background

(a)

Name:

This Schedule is filed by EnerTech Capital Partners, L.P. (“ECP”), a Delaware limited partnership, EnerTech Management, L.P. (“EM”), a Delaware limited partnership, EnerTech Management Company L.P. (“EMC”), a Delaware limited partnership, EnerTech Management Company Manager LLC (“EMCM”), a Delaware limited liability company, EnerTech Capital Holding Company L.P. (“ECHC”), a Delaware limited partnership, EnerTech Capital Holding Company Manager LLC (“ECHCM”), a Delaware limited liability company, EnerTech Capital Partners II, L.P. (“ECP II”), a Delaware limited partnership, ECP II Management L.P. (“EM II LP”), a Delaware limited partnership, ECP II Management LLC (“EM II LLC”), a Delaware limited liability company, ECP II Interfund L.P. (“EI II”), a Delaware limited partnership, Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”). Ungerer and Kingsley are members of the executive boards of EMCM, ECHCM and EM II LLC. Keith and DeNino are members of the executive boards of EMCM and EM II LLC. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

EMCM, the general partner of EMC, the general partner of EM, the general partner of ECP, may be deemed to have sole power to vote and sole power to dispose of shares of Comverge directly owned by ECP. Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EMCM, may be deemed to have shared power to vote and shared power to dispose of shares of Comverge directly owned by ECP. ECHCM, the general partner of ECHC, may be deemed to have sole power to vote and sole power to dispose of shares of Comverge directly owned by ECHC. Ungerer and Kingsley, the members of the executive board of ECHCM, may be deemed to have shared power to vote and shared power to dispose of shares of Comverge directly owned by ECHC. EM II LLC, the general partner of EM II LP, the general partner of ECP II, and the general partner of EI II, may be deemed to have sole power to vote and sole power to dispose of shares of Comverge directly owned by ECP II and EI II. Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EM II LLC, may be deemed to have shared power to vote and shared power to dispose of shares of Comverge directly owned by ECP II and EI II.

(b)

Residence or business address:

The address for each of the Reporting Persons is:

EnerTech Capital

700 Building, 435 Devon Park Drive

Wayne, PA 19087

 (c)

ECP, ECP II and EI II are venture investment funds.  EM, EMC, EMCM, ECHC, ECHCM, EM II LP and EM II LLC are management entities associated with ECP, ECP II and EI II.   Ungerer, Kingsley, Keith and DeNino are members of the executive boards of the management entities (except that Keith and DeNino are not members of the executive board of ECHCM) and are involved with management of other venture capital funds.

(d)

None of the entities or persons listed above (“Reporting Persons”), during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship.

ECP, EM, EMC, ECHC, ECP II, EM II LP and EI II are Delaware limited partnerships. EMCM, ECHCM and EM II LLC are Delaware limited liability companies.  Ungerer, Kingsley, Keith and DeNino are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

This filing on Schedule 13D is being made as the result of the acquisition of shares of common stock of Comverge received by certain of the Reporting Persons as the result of the merger of Enerwise Global Technologies, Inc. (“Enerwise”) into Comverge (the “Merger”) on July 23, 2007.  The Reporting Persons owned shares of Enerwise prior to the Merger.  The source of funds for the original purchases of the Enerwise shares was working capital.  Reporting Persons also held shares of Comverge common stock prior to the Merger that reflect shares of capital stock acquired prior to the initial public offering of Comverge in April 2007.  The source of funds for such purchases of Comverge shares prior to the initial public offering was working capital.

Item 4.  Purpose of Transaction

(a) – (j)  Pursuant to the terms of the Merger, certain of the Reporting Persons as a group received 512,833  shares of Comverge common stock, cash, subordinated convertible debentures (convertible into 203,782 shares of Common Stock commencing on 7/23/08), as well as the right to receive up to 76,623 shares of Comverge common stock subject to an earn-out agreement (the “Earn-out Agreement”). Except as set forth in the preceding sentence, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Comverge or its subsidiaries, or other transactions which might have the effect of causing Comverge’s common stock to cease to be listed on the NASDAQ National Market or causing the common stock to become eligible for termination of registration under section 12(g) of the Act.  The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Comverge from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit 2.1.

Item 5.  Interest in Securities of the Issuer

(a) – (b)

See Rows 5-9 and 11 of the cover page for each Reporting Person.

(c)

There were no purchases on the open market by Reporting Persons of Comverge capital stock within the last 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of Enerwise stockholders, including certain Reporting Persons, have entered into lock-up agreements pursuant to which they agreed, not to sell, transfer, hedge or perform similar transactions with respect to Comverge’s common stock beneficially owned by them for a specified period  following the consummation of the Merger, except in limited circumstances (the “Enerwise Lock-up Agreement”).  In addition, certain of Reporting Persons entered into lock-up agreements pursuant to which they agreed, not to sell, transfer, hedge or perform similar transactions with respect to Comverge’s common stock beneficially owned by them for a specified period  following the initial public offering of Comverge, except in limited circumstances (the “Comverge Lock-up Agreement”).  In addition, as described above,   certain Reporting Persons have the right to receive additional shares of common stock pursuant to the Earn-Out Agreement and such Reporting Persons hold convertible subordinated debentures issued by Comverge (the “Convertible Subordinated Debentures”).  The shares reported in 5(a) and (b) above do not include the shares underlying the Convertible Subordinated Debentures or the shares subject to the Earn-Out Agreement.

Ungerer is a director of Comverge and has received and holds certain stock options and restricted stock granted in connection with his service as a board member of Comverge.

The description contained in this Item 6 of the transactions contemplated by the Enerwise Lock-up Agreement, the Earn-out Agreement and the Convertible Surbordinated Notes is qualified in its entirety by reference to the full text of those forms which are available upon request from Comverge copies of which are incorporated by reference in this Schedule 13D — see Exhibit 2.1.

Other than as described in this Schedule 13D (including pursuant to the Merger Agreement,  the Enerwise Lock-Up Agreement, the Comverge Lock-up Agreement, the Earn-out Agreement, Convertible Subordinated Debentures, and any stock options held by Ungerer, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Comverge, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger. The Agreement and Plan of Merger, dated June 27, 2007, by and among Comverge, Inc, Comverge Eagle, Inc., Enerwise Global Technologies, Inc. and the Stockholder Representatives referenced therein (incorporated by reference to Exhibit 2.1 to the Comverge Form 8-K filed on June 28, 2007 which also provides that Comverge will provide copies of the Enerwise Lock-up Agreement, the Earn-Out Agreement and the Convertible Subordinated Note upon request.

Exhibit A	Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2007
EnerTech Capital Partners, L.P.
By: EnerTech Management, L.P., its General Partner
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management, L.P.
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management Company L.P.
By: EnerTech Management Company Manager LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management Company Manager LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Holding Company L.P.
By: EnerTech Capital Holding Company Manager LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Holding Company Manager LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Partners II, L.P.
By: ECP II Management L.P., its General Partner
By: ECP II Management LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Management L.P.
By: ECP II Management LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Management LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Interfund L.P.
By: ECP II Management, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

Scott b. Ungerer
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

William Kingsley
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

Robert E. Keith
By: ____/s/ Pamela Strisofsky ______________ Pamela Strisofsky, Attorney-in-Fact

Mark J. DeNino
By: ____/s/ Pamela Strisofsky ______________ Pamela Strisofsky, Attorney-in-Fact

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	28

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Comverge Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 2, 2007
EnerTech Capital Partners, L.P.
By: EnerTech Management, L.P., its General Partner
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management, L.P.
By: EnerTech Management Company, L.P., its General Partner
By: EnerTech Management Company Manager, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management Company L.P.
By: EnerTech Management Company Manager LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Management Company Manager LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Holding Company L.P.
By: EnerTech Capital Holding Company Manager LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Holding Company Manager LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

EnerTech Capital Partners II, L.P.
By: ECP II Management L.P., its General Partner
By: ECP II Management LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Management L.P.
By: ECP II Management LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Management LLC
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

ECP II Interfund L.P.
By: ECP II Management, LLC, its General Partner
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

Scott b. Ungerer
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

William Kingsley
By: _____/s/ Phyllis Reid___________________ Phyllis Reid, Attorney-in-Fact

Robert E. Keith
By: ____/s/ Pamela Strisofsky ______________ Pamela Strisofsky, Attorney-in-Fact

Mark J. DeNino
By: ____/s/ Pamela Strisofsky ______________ Pamela Strisofsky, Attorney-in-Fact